UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-24566-01

NOTIFICATION OF LATE FILING

(Check One):                              ☐Form10-K   ☐Form 20-F   ☑ Form 11-K   ☐Form 10-Q   ☐Form 10-D   ☐Form N-SAR   ☐Form N-CSR

For Period Ended: December 31, 2006

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

MB Financial, Inc. 401(k) Profit Sharing Plan

Full Name of Registrant

N/A

 Former Name if Applicable

800 West Madison Street

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60607

City, State and Zip Code

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PART II—RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached, if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Response:
The Annual Report on Form 11-K for the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan") for the period ended December 31, 2006 could not be filed within the prescribed time period due to unanticipated delays in the completion of certain information required to be included in the financial statements as a result of new accounting guidance.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jill E. York

Name

(847) 653-1991

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).      ☒ Yes   ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     oYes   xNo

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MB Financial, Inc. 401(k) Profit Sharing Plan

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By: MB Financial Bank, N.A., as Plan Trustee

By: MB Financial Bank, N.A., as Plan Trustee

Date: June 28, 2007	By:	/s/ Jill E. York
Jill E. York
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by any authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf for the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitutes Federal Criminal Violations (see 18.U.S.C. 1001).

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